25 April 2008

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 25 April 2008, it purchased 600,000 Reed
Elsevier PLC ordinary shares at a price of 643.9324 pence per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 33,596,298 Reed Elsevier PLC ordinary shares in treasury, and has 1,100,917,429 Reed Elsevier PLC ordinary shares in issue
(excluding treasury shares).

Reed Elsevier NV announces that on 25 April 2008, it purchased 400,000 Reed
Elsevier NV ordinary shares at a price of Euro12.2207 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed
Elsevier NV holds 23,577,791 Reed Elsevier NV ordinary shares in treasury, and has 636,307,150 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).